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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the Month of October 2003

                        SHINHAN FINANCIAL GROUP CO., LTD.
                 (Translation of registrant's name into English)

              120, 2-Ga, Taepyung-Ro, Jung-Gu, Seoul 100-102, Korea
                    (Address of principal executive offices)

               Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                              Form 20-F   X     Form 40-F
                                        _____             _____


          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______


               Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.



                                 Yes               No    X
                                     _____             _____


             If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.



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       Issuance of 300 million Euros in the aggregate principal amount of
               Asset-Backed Securities by Shinhan Card Co., Ltd.

On October 7, 2003, Shinhan Card, our wholly-owned subsidiary, issued asset-backed securities in the aggregate principal amount of E300 million (approximately US$351 million). The underlying asset for these securities consist of credit card and cash advance receivables of Shinhan Card amounting to KRW767 billion (US$666 million), or approximately 30.7% of the total assets of Shinhan Card as of July 31, 2003.

These asset-backed securities have a maturity of five years and carry a floating rate interest of one-month Euro Libor plus 55 basis points, accrued and payable on a monthly basis. BNP Paribas, our strategic partner, arranged the issuance of these securities.

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                                   SIGNATURES



           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                            SHINHAN FINANCIAL GROUP CO., LTD.


                                            By:      /s/ Byung Jae Cho
                                            ------------------------------------
                                            Name:  Byung Jae Cho
                                            Title: Chief Financial Officer


Date: October 8, 2003